[redacted]

09058255

SEC Mail
Mail Processing
Section

FEB 27 2009

Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53038

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Municipal Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4851 LBJ Freeway, Suite 200
(No. and Street)

Dallas	Texas	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen M. Woodliff, CPA — 972-663-6552
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred R. Cornwall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Municipal Capital Markets Group, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. WOODLIFF
Notary Public, State of Texas
My Commission Expires
May 19, 2011

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MUNICIPAL CAPITAL MARKETS GROUP, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Municipal Capital Markets Group, Inc.

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Municipal Capital Markets Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 421,264
Receivables from broker-dealers	100,371
Other receivables	3,998
Prepaid expenses	7,779
Non-marketable securities	2,490
Office equipment, net of accumulated depreciation of $62,060	15,768
Goodwill	391,000
	$ 942,670

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 48,980
Commissions payable	22,004
Total liabilities	70,984
Stockholders' equity	
Common stock – authorized 1,000,000 shares of $.01 par value; 104,903 shares issued and 74,903 shares outstanding	1,049
Treasury stock, 30,000 shares at par value	(300)
Additional contributed capital	658,832
Retained earnings	212,105
Total stockholders' equity	871,686
	$ 942,670

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Underwriting income	$ 3,619,983
Advisory consulting income	100,808
Reimbursement income	32,488
Realized and unrealized loss on investments	(460)
Mutual fund income	121,515
Money market income	15,208
Interest income	6,144
	3,895,686
Expenses	
Commissions, salary, and benefits	2,984,410
Underwriting expense	238,930
Investment advisor expense	11,252
Mutual fund expense	97,212
Occupancy	115,729
Other	305,598
	3,753,131
Income before income taxes	142,555
State income tax expense	(40,941)
Net Income	$ 101,614

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Shares	Common Stock	Treasury Stock	Additional Contributed Capital	Retained Earnings	Total
Balances at December 31, 2007	104,903	$ 1,049	$ (300)	$ 658,832	$ 275,491	$ 935,072
Distributions					(165,000)	(165,000)
Net income					101,614	101,614
Balances at December 31, 2008	104,903	$ 1,049	$ (300)	$ 658,832	$ 212,105	$ 871,686

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2008

Balance at December 31, 2007	$	--
Increases		--
Decreases		--
Balance at December 31, 2008	$	--

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 101,614
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on disposal of assets	506
Depreciation	7,919
Changes in operating assets and liabilities	
Decrease in prepaid expense	2,792
Decrease in receivables from broker-dealers	58,230
Decrease in other receivables	12,180
Increase in securities	128,000
Decrease in accounts payable and accrued expenses	(36,776)
Net cash provided by operating activities	274,465
Cash flows from investing activities	
Purchase of computer and office equipment	(1,946)
Net cash used by investing activities	(1,946)
Cash flows from financing activities	
Distributions to stockholders	(165,000)
Net cash used by financing activities	(165,000)
Net increase in cash and cash equivalents	107,519
Cash and cash equivalents at beginning of year	313,745
Cash and cash equivalents at end of year	$ 421,264
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ 75,894

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Accounting Policies

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a securities broker-dealer and operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Receivable from Broker-Dealers

Receivable from broker-dealers represents cash with the broker-dealer. The Company conducts business with one broker-dealer for its underwriting activities. The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company believes the likelihood of loss under these circumstances is remote.

Depreciation and Amortization

Depreciation is provided in amounts sufficient to relate the cost of depreciable or amortizable assets to operations over their estimated service lives. The straight-line method is used over three to seven years.

Goodwill

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. The Company has adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Intangible Assets*. Under SFAS 142, goodwill and intangible assets with indefinite lives are not amortized, but are tested annually for impairment or more frequently as circumstances dictate.

Note 1 - Summary of Accounting Policies (continued)

Revenue Recognition

Revenues from underwriting services are recognized upon successful placement. Revenues from advisory fees are recognized as the services are performed.

Trade/Settlement Date

Transactions in securities are recorded on a settlement-date basis, which is three business days after trade date. If materially different, these transactions are recorded on a trade-date basis.

Income Taxes

The Company has elected "S" Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, and Minnesota state income taxes.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "*Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities*" which permits the Company to defer the implementation of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management accounts for uncertain tax positions based on their best estimate. If a position is deemed to be aggressive, it is evaluated using guidance for gain contingencies found in SFAS No. 5 *Accounting for Contingencies*.

Note 1 - Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $447,718 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Operating Lease

The Company conducts its operations in leased premises under noncancelable operating leases expiring between May 2009 and August 2010. At December 31, 2008 minimum future rental payments under leases with initial lease terms greater than one year are as follows:

2009	$ 69,738
2010	16,875
	$ 86,613

Note 4 - Operating Lease, continued

Rent expense under all operating leases was approximately $115,729 for the year ended December 31, 2008.

Note 5 - Concentration Risk

The Company at times may have had concentration of credit risk arising from cash deposits with banks in excess of Federally insured limits.

Note 5 - Commitments and Contingencies

The Company and other participants in the origination of a municipal bond issue for the benefit of a charter school in Michigan in 2006 have been sued by a group of four institutional bondholders. The bondholders claim they suffered a loss in the amount of approximately $3.8 million related to the improper issuance of bonds for the charter school. The Company will vigorously defend the case. Management, after consultation with legal counsel, is unable to estimate the amount or range of potential loss that could result if the outcome were unfavorable. Consequently no provision for loss has been made in these financial statements.

Note 6 - Related Parties

A stockholder of the Company owns an entity that received an expense reimbursement of $57,336 in 2008, and 46,500 in January of 2009.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2008

Schedule I

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF NET CAPITAL

Total owner's equity qualified for net capital		$ 871,686
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		871,686
Deductions and/or charges		
Advisory fees receivable	$ 3,998	
Prepaid expenses	7,779	
Securities owned, not readily marketable	2,490	
Office equipment	15,768	
Goodwill	391,000	(421,035)
Net capital before haircuts on securities positions		450,651
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		2,933
Net capital		$ 447,718

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 70,984
Total aggregate indebtedness	$ 70,984

Schedule I (continued)

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 4,733
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 347,718
Excess net capital at 1000%	$ 440,620
Ratio: Aggregate indebtedness to net capital	.16 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's (unaudited) FOCUS IIA	$ 450,966
Understatement of non-allowable assets	(3,428)
Net capital per report pursuant to Rule 17a-5(d)	$ 447,718

Schedule II

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), and has followed the exemptive provisions.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Municipal Capital Markets Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Municipal Capital markets Group, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2009

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2008